DELIBERATIONS STATEMENT
                                 PHASE II ORDER
                                     9-17-02

I.  Procedural History

       On January 25, 2002, Concord Electric Company, Exeter and Hampton Electric Company, and Unitil Power Corp. filed with the Commission a petition for approval of a proposal for restructuring the three Unitil Companies.

       In order to deal with the numerous issues raised by the filing in an effective and efficient way, the proceedings have been divided into three phases. The focus of the Phase I proceedings was on how Unitil will implement electric industry restructuring pursuant to RSA 374-F.

       On May 31, 2002, a Phase I Settlement Agreement for Restructuring the Unitil Companies was filed on behalf of Unitil, Commission Staff, the Consumer Advocate, the Governor's Office of Energy and Community Services, the Business & Industry Association and Rep. Jeb Bradley. Among other things, the Settlement Agreement set forth a plan for the divestiture of Unitil's resource portfolio and the solicitation of transition and default service. On August 28, 2002, the Commission issued an order conditionally approving the Phase I Settlement Agreement.

       The Phase II issues include the consolidation and reorganization of the operations of the Unitil Companies and the setting of new, unbundled rates for the two retail electric utilities. On September 3, 2002, a Phase II Settlement Agreement was filed. Hearings on the Phase II Settlement Agreement were held on September 11-13, 2002. While these hearings were going on, the parties filed on September 12 an amendment to the Phase I Settlement Agreement addressing the Commission's conditions set forth in its Phase I order. The Commission heard testimony on this amendment following the conclusion of the Phase II hearings, and in a ruling announced from the bench on September 13, we approved the amendment to the Phase I Settlement Agreement.

       In Phase III, Unitil will conduct the portfolio auction and the supply solicitation for transition and default service, subject to further proceedings before the Commission to (i) finalize the level of the monthly payment stream to the winning bidder(s) in the divestiture auction and, the associated stranded cost charges and (ii) determine the final round specifications for the request for proposals regarding the portfolio auction and supply solicitation.

II.  Terms of Phase II Settlement Agreement

       Today we deliberate the Phase II portion of the proceedings. In the Phase II Settlement Agreement, the parties seek various approvals from the Commission.

       First, the Commission is asked to approve the combination of the utility operations of CEC, E&H, and Unitil Power Corp. into a single distribution company to be called Unitil Energy Systems (UES). UES will provide its customers with unbundled


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distribution services and will have the obligation to provide transition service and default service from the competitive market.

       Second, the Commission is asked to approve an Amended System Agreement which ultimately will be between Unitil Power Corp. and UES as a replacement for the existing System Agreement between CEC, E&H and Unitil Power Corp.

       Under the Amended System Agreement, Unitil Power Corp. will agree to waive the minimum 7.5 year notice of termination provision, terminate its power supply service to retail companies, and divest most of its power supply portfolio. In exchange, UES will agree to pay to Unitil Power Corp. so-called Contract Release Payments; and Administrative Service Charges, which include third party and regulatory charges incurred by Unitil Power Corp. relative to its fulfillment of its duties under the System Agreements.

       Third, the Commission is asked to approve UES' new tariff, under which UES' rates for electric service will be unbundled into separate components related to distribution service costs, external transmission and other outside services costs, stranded costs, systems benefits costs, transition or default service costs, New Hampshire electricity consumption tax, and, on an interim basis, fuel and purchased power costs and restructuring costs.

       The proposed distribution charges, interim fuel and purchased power charges, and restructuring surcharge would take effect on December 1, 2002, with the rest of the charges to take effect on Choice Date, scheduled for May 1, 2003.

       Fourth, the Commission is asked to approve new distribution rates for UES reflecting a total revenue deficiency of $1,985,324, of which $1,871,324 is to be included in distribution service rate design and $114,000 would be attributable to residential late payment fees. The total revenue deficiency represents an increase of approximately 1.6% over total 2001 test year revenues of CEC and E&H or approximately 7.2% over their test year distribution revenues.

       The cost of service is calculated with an overall allowed rate of return of 8.59%, including a return on equity of 9.67% applied to a hypothetical capital structure of 42% equity and 58% debt. Until UES' next rate case, the cash dividends paid on an annual basis by UES will be limited to an amount no higher than the cash dividends paid by CEC and E&H during the test year.

       Fifth, the Commission is asked to make an affirmative finding and recommendation to FERC that FERC adopt for ratemaking purposes the Commission's determination of the reclassification of the transmission facilities currently owned by CEC and E&H to distribution.

       Upon receipt of all requested approvals in this proceeding by the Commission, including the Phase III portion of the proceedings, Unitil will withdraw its intervention in the Federal court case enjoining the implementation of electric industry restructuring in CEC's and E&H's service territories, with prejudice.


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III.  Commission Analysis

       With respect to the merger, the record shows that (i) the merger in and of itself will not have an adverse effect on rates, (ii) the rates under which UES will acquire electricity will not change solely as a result of the merger and (iii) total retail rates for UES customers following the entire. restructuring plan are expected to be substantially the same as the existing total retail rates. Moreover, no acquisition premium is payable, no additional debt is being incurred in connection with the transaction, and no new facilities are being acquired. The combined retail utilities will remain under the control of the existing parent of CEC and E&H.

       While the parties did not present quantitative information demonstrating customer savings resulting from the merger, on a qualitative basis the merger should lead to a simpler, more efficient and effective corporate structure resulting in improved New Hampshire utility operations, regulatory oversight and financial reporting. The merger is thus in the public interest.

       Although the parties agree that the merger costs will be subject to the final review and audit of the Commission, including the demonstration by the company of net customer benefits with respect to the transaction costs of the merger, the parties should be cautioned that internal, corporate restructuring costs are typically borne by shareholders and the evidence presented to date for treating Unitil's costs any differently is not persuasive.

       The Amended System Agreement provides a reasonable mechanism for paying off legitimate portfolio divestiture-related liabilities and certain on-going power supply related costs and charges incurred by Unitil Power Corp. in accordance with the restructuring plan. UES payment of the Contract Release Payments and the Administrative Service Charges to Unitil Power Corp. under the Amended System Agreement will in turn be recovered from ratepayers through the Stranded Cost Charge and a portion of the External Transmission Charge. While this amended arrangement does not eliminate all the friction existing along the boundary between State and Federal jurisdiction, the Amended System Agreement, together with other elements of the restructuring plan, is a positive development for enhancing State decision-making authority over Unitil's New Hampshire utility operations.

       The total revenue deficiency of $1,985,324 negotiated by the parties for purposes of determining UES' distribution rates is reasonable. The parties' concern that UES' capital structure will be too highly leveraged is addressed in an interesting and acceptable way through the use of a hypothetical capital structure to determine the company's revenue requirement and Unitil's agreement to limit the cash dividends paid by UES on an annual basis to an amount no higher than the cash dividends paid by CECo and E&H in the 2001 test year. It does appear appropriate that, as set forth in the Settlement Agreement, the company seek to increase the equity component of its capital structure over time in order to ensure that it has continued financial flexibility and continued access capital at reasonable rates.


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       Moderation of the distribution rate impact for low usage customers as proposed in the settlement is appropriate. Consequently, the parties' proposal to reduce by 1/3 the differential between Block 1 and Block 2 of the residential rate from an average of 1.401 (cent)/kWh to 0.934 (cent)/kWh based on rate continuity principles is acceptable. Similarly, the proposal with respect to the G-1 and G-2 classes is appropriate. It is true the Commission has not typically looked favorably upon the elimination of Time of Use rates. However, because the Settlement Agreement provides for the waiver of metering fees for current TOU customers who take TOU service from competitive suppliers, elimination of TOU rates is not inappropriate. When the issue of default service is addressed on a statewide basis in the future, this question can be revisited.

       UES Tariff No. 1, filed with the Settlement Agreement, introduces several new rate components, including an External Transmission Charge. There are many cost components comprising the so-called "External Transmission Charge," not just the cost of transmission. This rate component should be renamed. In the absence of a formal alternative offered by the parties, the charge might be called an "External Delivery Charge" as suggested by Unitil. Should the parties believe another name is more appropriate, they should file a letter with their recommended alternative.

       Based on the testimony presented at the hearing, the parties' proposal to set the target level for the initial wholesale costs upon which to base the retail stranded cost charge and the retail Non-G-1 Transition Service prices at
6.25 (cent)/kWh is reasonable.

       The parties' request for an affirmative finding that Unitil's 34.5 kV facilities currently classified as transmission should be reclassified as distribution facilities should be granted.

IV.  Action

       In light of the foregoing considerations, I move that the Commission approve the Phase II Settlement Agreement. A written order will be issued in the near future providing greater detail regarding the background of this case and the Commission's reasoning and rulings. Our written order will discuss, among other things, how consistency between our Phase I orders and the Phase II order will be achieved. As always, in the event there is a departure from the oral deliberations, the written order will control.


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